Filed by PPG Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: AkzoNobel N.V.
SEC File No.: 000-17444
Date: May 22, 2017

On May 22, 2017, Michael H. McGarry, Chairman and Chief Executive Officer of PPG Industries, Inc., made the following statement at a hearing of the Enterprise Chamber at the Amsterdam Court of Appeals:
First, I want to thank the Enterprise Chamber for its time today and the opportunity to address the court.
Let me start by saying that PPG continues to believe that a combination of our company and AkzoNobel is in the best interests of our respective stakeholders. We would be stronger together and would create a more sustainable business for many years to come.
As you know, PPG has a longstanding presence in the Netherlands, and we employ about 1,000 people today within five facilities. Together with AkzoNobel, we could invest even more into these communities and provide more opportunities for stakeholders, including employees.
We think it is important to take this opportunity today to provide our first-hand, factual accounts of this process for the Chamber’s consideration.
You may be aware that in 2013, PPG acquired AkzoNobel’s North American decorative coatings business. Negotiations were conducted privately and we had positive, substantive interactions that led to us reaching an agreed upon value that met the interests of both companies’ shareholders; gave proper consideration to stakeholder interests; and conducted antitrust reviews together in a collaborative manner. We advised Akzo that the vast majority of the synergies came from raw materials, freight and distribution costs and duplicated management overhead and not the teams working in the plants. This is a key point.
Additionally, we met or exceeded 18 commitments made to the Canadian government during the transaction process. The negotiations with AkzoNobel included two-way dialogue which is the usual process for transactions of this nature, and similar to the other 50 acquisitions PPG has completed in the last 15 years.
Later in 2013, PPG approached Mr. Büchner privately about a potential combination of the two global companies. That discussion, though, did not result in any further negotiations, so we have closely followed AkzoNobel during these last few years.
In 2016, I had two meetings with Mr. Büchner where I introduced the idea of potential industry consolidation moves and asked him to consider partnering with PPG. Moving ahead to 2017, PPG made two private proposals to AkzoNobel to combine our companies. In the March 2 meeting with Mr. Büchner, I initially inquired about AkzoNobel’s appetite in participating in those strategic investments, which he declined. He also confirmed that AkzoNobel had no plans to split off its Specialty Chemicals business. It was only after Mr. Büchner’s responses that I brought forward PPG’s proposal to combine the two companies. Each proposal, though, was quickly rejected and made public with no attempt to fully evaluate or discuss any aspect with PPG. AkzoNobel, in both instances, never asked any questions regarding our proposals. Further, Mr. Burgmans during a call with me rejected an offer to meet and said:

“they had no interest in talking to PPG, and AkzoNobel just wants PPG to go away.” He in fact did not even want us to make an enhanced proposal in our March 17 phone call.
Following public disclosure of our proposals by AkzoNobel, we were approached by many AkzoNobel shareholders around the globe. I can tell you first hand that shareholders were surprised and frustrated with AkzoNobel’s lack of engagement with PPG and many long-standing shareholders indicated they had communicated this directly to AkzoNobel.
On April 24, PPG made its third proposal to combine the companies - significantly increasing the premium to be paid to AkzoNobel’s shareholders and expanding its stakeholder commitments.

•	When we did not hear back from AkzoNobel for 10 days, we politely reached out to Mr. Burgmans in an attempt to once again try to engage.

•
Mr. Burgmans agreed to a meeting, but stated that it had to be within 24 hours and only in Rotterdam. In good faith and after assurances that it would not be a “check the box” exercise, PPG accepted Mr. Burgmans’ terms and traveled overnight from the United States. Mr. Burgmans’ promised to send a meeting agenda in advance but he did not follow through on his commitment.

•	We were disappointed to learn upon arriving at the meeting that neither Mr. Burgmans nor Mr. Büchner had any intent or authority to negotiate.

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PPG presented a thorough review of its proposal and was prepared to engage in serious discussions. However, the meeting only lasted 90 minutes and Mr. Burgmans and Mr. Büchner did not provide any substantive concerns or feedback.

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There was no interest from AkzoNobel in engaging our antitrust experts, and no comparison of our proposal to AkzoNobel’s standalone plan regarding relative value or stakeholder impacts, including employee or pensioner impacts.

•	There were also no questions to us about our price, due diligence or timing required, amount of proposed breakup fee, or additional stakeholder commitments.
We were prepared to initiate engagement on all of these topics, which is the typical approach during these types of meetings. In the view of our Lead Independent Board Director Hugh Grant and myself this did not appear to be sincere engagement, leading us to believe they had made up their minds prior to the meeting.
Finally, to summarize PPG’s position and perspective for the court’s consideration today:

•	PPG approached AkzoNobel in private to discuss a possible transaction and to negotiate an agreement for the benefit of all stakeholders.

•	Our primary point of contact in these negotiations, Mr. Burgmans, has refused to seriously entertain a proposal from PPG and engage with PPG, regardless of the impact to stakeholders.
I will ask again: Why is AkzoNobel so opposed to engaging with PPG against the wishes of its shareholders? I submit the era of Elitism and the board knows best is over. The shareholder needs to be heard. The school teacher banking on their performance to fund their pensions needs to be heard. Transparency on their “stand-alone” value is appropriate and as a reference point AkzoNobel has not once achieved a 4% annual growth rate in the last 5 years?

The invitation to enter into meaningful conversations with AkzoNobel is still standing. It was and still is our preference to negotiate with AkzoNobel and, if possible, reach agreement. Call me old fashioned, but doing business privately and face-to-face is the best way. We therefore support the request that you do all that is necessary to make such a meeting between AkzoNobel and PPG possible.
If an independent supervisory director could be useful to realize this, then of course such director would be an acceptable discussion partner for PPG, just like, incidentally, all other board members, including Mr. Burgmans.
I thank you very much for your time today and consideration of these interests.
Forward-Looking Statements
This communication contains certain statements about PPG Industries, Inc. (“PPG”) that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These matters involve risks and uncertainties as discussed in PPG’s periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed from time to time with the Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this communication include statements about the proposed business combination with Akzo Nobel N.V. (“AkzoNobel”) by PPG (such proposed business combination, the “Transaction”), the terms of the proposed Transaction and the expected benefits of the Transaction for PPG, AkzoNobel and their respective shareholders. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “could,” “positioned,” “strategy,” “future,” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of PPG and are subject to uncertainty and to changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: PPG’s future actions in respect of the Transaction and AkzoNobel; whether an agreement in respect of the Transaction will ultimately be negotiated and executed; uncertainties as to whether AkzoNobel will cooperate with PPG regarding the Transaction; whether AkzoNobel’s management or supervisory boards will endorse the Transaction and uncertainties as to successful implementation of the Transaction. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and PPG undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.
Additional Information About the Proposed Transaction and Where to Find It
An agreement in respect of the Transaction described in this communication has not yet been executed, and this communication is neither an offer to sell securities, a solicitation of a proxy, nor a substitute for a registration statement or proxy statement or other filings that may be made with the SEC. Any proxy solicitation of PPG’s shareholders will be made through materials filed with the SEC and no offer of securities to U.S. security holders or holders of ADRs representing AkzoNobel shares shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Should an agreement with respect to the Transaction be reached, PPG expects to file relevant materials with the SEC, including a registration statement on Form S-4 and a proxy statement. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the prospectus and proxy statement, because they will contain important information about the Transaction. Investors and security holders will be able to obtain these documents (if and when available) free of charge at the SEC’s website http://www.sec.gov, or from PPG’s Investor Center website http://investor.ppg.com.
Participants in the Solicitation
This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, PPG and its affiliates and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of PPG common stock with respect to the Transaction. Information about such parties and a description of their interests are set forth in PPG’s 2016 Annual Report. Additional information regarding the interests of such participants will also be included in the materials that PPG would file with the SEC in connection with a Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov or PPG’s Investor Center website http://investor.ppg.com.